Filed by The Amex Membership Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Companies:

NYSE Euronext (Commission File No. 333-149480)

The Amex Membership Corporation

The Amex Membership Corporation

86 Trinity Place

New York, NY 10006

June 6, 2008

Dear Member/Seatowner:

As the June 17 Special Meeting of Members of Amex Membership Corporation (“AMC”) to consider the proposed transaction with NYSE Euronext approaches, we want to update you regarding the status of the process for the sale of the Amex headquarters.

Under the merger agreement relating to NYSE Euronext’s acquisition of the Amex, members will be entitled to receive initial stock consideration of $260 million, or approximately $311,923 in shares of NYSE Euronext stock for regular members and approximately $275,923 in NYSE Euronext stock for option principal members. In addition, members will be entitled to receive additional consideration in the form of shares of NYSE Euronext stock calculated by reference to the “net proceeds”, if any, from the sale of the Amex headquarters at 86 Trinity Place and 22 Thames Street. The calculation of net proceeds and the timing, procedures and conditions relating to the real estate sale are set forth in the merger agreement between NYSE Euronext and Amex and are described in the Registration Statement on Form S-4, which includes the proxy statement relating to the Special Meeting of Members, dated May 8, 2008, that has been distributed to members.

As previously announced, in February Amex retained the brokerage firm of Cushman & Wakefield to conduct the real estate sale process. This is a highly competitive marketing and sales process with a number of bidders and as of the date of this letter, this process remains ongoing and it is possible that it will continue at least until the date of the Special Meeting. Consequently, it is likely that the amount of net proceeds, if any, resulting from the headquarters sale will not be known at the time of the Special Meeting.

Although Cushman & Wakefield has received bids from several potential buyers to date, we are unable to predict the amount of net proceeds from the sale due to the factors described in the proxy statement and it is possible that the amount of net proceeds resulting from the sale will be less than had been assumed in the proxy statement. The assumptions in the proxy statement were based on preliminary valuations by certain real estate brokers that Amex previously received. The New York City real estate market has experienced some deterioration since such preliminary valuations were received and may experience more. In addition, as disclosed in the proxy statement, there are uncertainties regarding the amounts that will be deducted from the sale proceeds for costs, expenses, taxes, mortgage debt, possible reimbursements to municipal tax authorities and other liabilities associated with carrying and operating the building and with the sale itself.

Also, Amex has recently been advised that the New York City Landmarks Preservation Commission is considering whether 86 Trinity Place should be designated a landmark. It is uncertain whether such a designation will be made and what effect a landmark designation would have on the net proceeds realized from the sale, as well as on the timing of the sale. A landmark designation on all or any portion of the Amex headquarters could restrict the use of the property and could negatively affect the price a buyer may be willing to pay for the property.

Following the Special Meeting of Members, we will continue to seek the most favorable real estate sale transaction for the benefit of AMC members and, if necessary, these efforts will continue following the closing of the NYSE Euronext merger by the former member representative to be appointed by the AMC board.

The fact that the sale of our headquarters is subject to many uncertainties, not the least of which is the real estate market in New York City, does not alter our view regarding the considerable benefits we believe the NYSE Euronext transaction will provide members.

We continue to strongly support the NYSE Euronext transaction and urge you to vote in favor of the proposal to approve the merger. We would also like to take this opportunity to remind you to submit your proxy as soon as possible whether or not you plan to attend the meeting.

Sincerely,

/s/ Neal L. Wolkoff	/s/ Matthew H. Frank
Neal L. Wolkoff	Matthew H. Frank
Chairman and Chief Executive Officer	Chairman
American Stock Exchange LLC	The Amex Membership Corporation

IMPORTANT INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“AMC”), NYSE Euronext has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4. The SEC declared the Registration Statement on Form S-4 effective on May 8, 2008. The parties have filed and will file other relevant documents concerning the proposed transaction with the SEC. AMC MEMBERS ARE URGED TO READ THE FINAL PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. AMC members can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and American Stock Exchange LLC (“Amex”) without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus can also be obtained, without charge by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, call Toll-Free: (800) 322-2885, call Collect: (212) 929-5500, e-mail: proxy@mackenziepartners.com.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This letter may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext’s and Amex’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext’s and Amex’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext’s and Amex’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext’s and Amex’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext, other factors detailed in NYSE Euronext’s reference document for 2007 (“document de référence”) filed with the French Autorité des Marchés Financiers (Registered on May 15, 2008 under No. 08-054), 2007 Annual Report on Form 10-K, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct. This letter speaks only as of this date. NYSE Euronext and Amex disclaim any duty to update the information herein.

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